Fourth quarter operations review

Rio Tinto releases robust fourth quarter production performance

20 January 2015

Rio Tinto chief executive Sam Walsh said “We have had a successful year of production, capped off with a robust fourth quarter. Output is in line with our targets across all of our major products. In a challenging market Rio Tinto remains focused on operating and commercial excellence to leverage our low-cost position and maximise value for shareholders.”

		Q4’14	vs Q4’13	vs Q3’14	2014	vs 2013
Global iron ore shipments (100% basis)	Mt	82.2	+13%	+5%	302.6	+17%
Global iron ore production (100% basis)	Mt	79.1	+12%	+3%	295.4	+11%
Mined copper	kt	128.3	-23%	-15%	603.1	+4%
Bauxite	kt	10,794	-6%	-1%	41,871	-3%
Aluminium	kt	842	-1%	-1%	3,361	-1%
Hard coking coal	kt	1,656	-31%	-14%	7,471	-9%
Semi-soft and thermal coal	kt	5,502	-16%	-10%	25,099	-6%
Titanium dioxide feedstock	kt	316	-12%	-13%	1,443	-11%

Highlights

  Global iron ore shipments of 302.6 million tonnes (Rio Tinto share 239.9 million tonnes) were 17 per cent higher than 2013 and production of 295.4 million tonnes (Rio Tinto share 233.6 million tonnes) was an 11 per cent increase year on year. Rio Tinto’s share of production in the period was 12 per cent higher than in 2013.

  Mined copper production for the year was four per cent higher than last year, driven by the sustained ramp-up at Oyu Tolgoi.  This ramp-up, along with higher grades at both Oyu Tolgoi and Kennecott, resulted in a 69 per cent increase in mined gold production over 2013.

  Global bauxite production was temporarily reduced by three per cent in 2014 as Gove transitions to bauxite exports following the curtailment of the refinery in May 2014.

  Aluminium production in 2014 was broadly in line with 2013, despite the closure of Shawinigan in November 2013 and the partial shutdown at Kitimat, which continues to prepare for full commissioning of the modernised smelter during the first half of 2015.  Eight smelters, representing 54 per cent of 2014 production volumes, achieved annual production records.

  Significant productivity gains across the Australian coal business delivered annual site production records at Hail Creek in Queensland, Hunter Valley Operations and Bengalla. Excluding production from the Clermont mine which was divested during the year, thermal coal production increased by 15 per cent (2.5 million tonnes) in 2014 compared to 2013.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2013 have been excluded from Rio Tinto share of production data but assets sold in 2014 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q4 2014	vs Q4 2013	vs Q3 2014	2014	vs 2013
Pilbara Blend Lump	16.1	+18%	+7%	58.9	+13%
Pilbara Blend Fines	25.2	+23%	+2%	92.2	+21%
Robe Valley Lump	1.6	-2%	-2%	6.1	+4%
Robe Valley Fines	3.0	+2%	-7%	12.2	+4%
Yandicoogina Fines (HIY)	15.1	+5%	+11%	55.5	+3%
IOC (pellets and concentrate)	2.2	-3%	-2%	8.7	-4%

Pilbara operations

2014 production of 280.6 million tonnes (Rio Tinto share 224.9 million tonnes) was 12 per cent higher than the same period in 2013 and set a new annual record, driven by the early completion of the 290 million tonnes per annum (Mt/a) expansion project in the first half and increased mined production. Almost 90 per cent of the additional 30 million tonnes produced in 2014 has gone directly into the premium Pilbara Blend, the industry reference for the 62 per cent Fe market.

Pilbara sales

Record sales of 288.3 million tonnes (Rio Tinto share 231.5 million tonnes) in 2014 were 18 per cent higher than in 2013. Sales in 2014 exceeded production by around eight million tonnes due to the drawdown of stockpiled iron ore inventory built at Pilbara mine sites in previous years to facilitate an accelerated ramp-up of the expanded port and rail facilities to 290 Mt/a.

Approximately 25 per cent of sales in 2014 were priced with reference to the prior quarter’s average index lagged by one month. The remainder were priced either on the current quarter average, current month average or on the spot market.

Around 55 per cent of 2014 sales were made on a cost and freight (CFR) basis, with the remainder sold free on board (FOB).

Achieved average pricing in 2014 was $84.3 per wet metric tonne on an FOB basis.

Pilbara expansion

Infrastructure for the 360 Mt/a expansion is around 80 per cent complete, with all major rail, marine and wharf works in place and completion of this infrastructure remains on track for delivery by the end of the first half of 2015.

As previously announced, approximately 40 Mt/a of brownfield expansions are underway to feed the expanded infrastructure capacity at an average mine production capital intensity of around $9 per tonne. As a result, production from the Pilbara is expected to be 330 million tonnes (100 per cent basis) in 2015.

Iron Ore Company of Canada (IOC)

2014 pellet production was two per cent higher than in 2013 due to operational efficiency improvements achieved at the pellet plant. The prioritisation of pellet production during the year partially accounts for the 11 per cent lower saleable concentrate production in 2014 against 2013, with the remaining reduction driven by the unusually cold winter experienced in North America in the first quarter and ore quality issues experienced in the fourth quarter.

The unusually cold winter impacted sales during the first half of 2014 and reduced full year sales by three per cent compared to 2013.

2014 shipping and production versus guidance

Both shipments and production in 2014 were in line with Rio Tinto’s global guidance of 300 million tonnes and 295 million tonnes, respectively (both on a 100 per cent basis).

COPPER

Rio Tinto share of production

	Q4 2014	vs Q4 2013	vs Q3 2014	2014	vs 2013
Kennecott Utah Copper
Mined copper (000 tonnes)	20.5	-68%	-61%	204.3	-3%
Refined copper (000 tonnes)	18.3	-68%	-71%	204.1	+5%
Molybdenum (000 tonnes)	2.6	+39%	-54%	11.5	+100%
Mined gold (000 oz)	33.2	-55%	-62%	260.2	+26%
Refined gold (000 oz)	51.1	+7%	-36%	252.2	+31%
Escondida
Mined copper (000 tonnes)	88.9	+6%	+5%	341.3	+1%
Refined copper (000 tonnes)	22.5	-3%	+8%	90.5	-1%
Grasberg
Mined copper (000 tonnes)	2.1	-67%	-16%	7.7	+22%
Mined gold (000 oz)	0.7	N/A	-9%	2.3	N/A
Oyu Tolgoi
Mined copper (000 tonnes)	16.9	+53%	+37%	49.8	+94%
Mined gold (000 oz)	93.2	+278%	+111%	197.3	+275%

Kennecott Utah Copper

Mined copper production for 2014 was comparable to 2013 but was lower in the fourth quarter compared to the previous quarter and fourth quarter of 2013, principally due to lower grade and throughput as mine production was aligned to smelter requirements during its planned shutdown. Mined gold for the year was 26 per cent higher than 2013 principally due to higher grades. Mined molybdenum for the year was 100 per cent higher than 2013 due to higher grades and improved recovery rates.

2014 refined production was five per cent higher than in 2013 despite the planned 65-day smelter shutdown that started in September and was completed during the fourth quarter.

Escondida

Increased mill throughput during the year and increased ore stacked for leaching resulted in copper production being in line with 2013, despite lower grades. Sulphide ore delivered to the concentrator during the fourth quarter was lower than expected, primarily as a result of process water restrictions.

Oyu Tolgoi / Turquoise Hill Resources

2014 production was 148.4 thousand tonnes of copper and 588.7 thousand ounces of gold in concentrates (Rio Tinto share 49.8 thousand tonnes and 197.3 thousand ounces, respectively). These increases in production compared to 2013 (94 per cent and 275 per cent, respectively) were due to higher copper and gold grades, higher throughput and a full year of production.

The fire experienced in one of Oyu Tolgoi’s four cyclone packs in December had a limited impact and the concentrator returned to full production on 3 January 2015.

Customer collections of concentrate from the Chinese bonded warehouse continued to exceed production in the fourth quarter. Sales in 2014 of 185.8 thousand tonnes of copper and 561.0 thousand ounces of gold in concentrates (100 per cent basis) resulted in product inventories returning to normal levels.

Grasberg

Based on the latest available forecast from Freeport-McMoran, approximately 7.7 thousand tonnes of copper and 2.3 thousand ounces of gold production in 2014 has been attributed to Rio Tinto. Freeport-McMoran is expected to announce its full year results on 27 January 2015.

Provisional pricing

At 31 December 2014, the Group had an estimated 423 million pounds of copper sales that were provisionally priced at 287 cents per pound. The final price of these sales will be determined during the first half of 2015. This compares with 254 million pounds of open shipments at 31 December 2013, provisionally priced at 333 cents per pound.

2014 production versus guidance

Mined and refined copper production was broadly in line with upgraded guidance of approximately 615,000 tonnes and 300,000 tonnes, respectively.  This was achieved notwithstanding lower than expected production from Escondida and the fire experienced at Oyu Tolgoi in the fourth quarter.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q4 2014	vs Q4 2013	vs Q3 2014	2014	vs 2013
Rio Tinto Aluminium
Bauxite	10,794	-6%	-1%	41,871	-3%
Alumina	1,931	+1%	+3%	7,458	+6%
Aluminium	842	-1%	-1%	3,361	-1%
Other operations
Gove alumina refinery	0	-100%	N/A	676	-70%

Bauxite

In 2014, the Weipa mine in Australia delivered another strong performance, comparable to that achieved in 2013 and the Sangaredi mine in Guinea achieved record bauxite production. Gove shifted to bauxite exports following the curtailment of the refinery in May 2014. Exports from the Gove mine are currently infrastructure-constrained at around six million tonnes per annum but are expected to ramp up towards an eight million tonnes per annum run-rate in 2015, as these constraints are addressed. As a result, 2014 global bauxite production was marginally lower than 2013.

Third party bauxite sales increased four per cent during 2014 to 23.3 million tonnes (2013: 22.4 million tonnes).

Alumina

Excluding the Gove refinery, alumina production in 2014 was up by six per cent compared with 2013 reflecting stronger production across all refineries, specifically Yarwun which continued to ramp up. As a result of productivity improvements, three of the four refineries achieved production records in 2014.

The curtailment of the alumina refinery at Gove was completed in May 2014. It remains on care and maintenance.

Aluminium

Aluminium production in 2014 was broadly in line with 2013, with production from the new AP60 plant and capacity creep across the smelter portfolio offsetting the closure of Shawinigan in November 2013 and the partial shutdown at Kitimat as preparations are made to commission the modernised smelter which is on track for the first half of 2015. Eight smelters, representing 54 per cent of 2014 production volumes, achieved annual production records.

In 2014, the Aluminium group sold its joint venture interests in the SØRAL smelter in Norway in October and the Alucam smelter in Cameroon in December.

Achieved average realised aluminium pricing in 2014 of $2,395 per tonne compared with $2,249 per tonne in 2013.

2014 production versus guidance

Rio Tinto’s share of bauxite, alumina and aluminium production for 2014 was in line with production guidance of 41 million tonnes, 7.4 million tonnes and 3.4 million tonnes, respectively.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q4 2014	vs Q4 2013	vs Q3 2014	2014	vs 2013
Rio Tinto Coal Australia
Hard coking coal	1,639	-28%	-8%	7,054	-8%
Semi-soft coking coal	728	-21%	+13%	3,213	-17%
Thermal coal	4,759	-13%	-11%	21,501	-4%

Rio Tinto Coal Mozambique
Hard coking coal	17	-89%	-89%	416	-26%
Thermal coal	15	-88%	-90%	385	-21%

Significant productivity gains across the Australian coal business delivered annual site production records at Hail Creek in Queensland, Hunter Valley Operations and Bengalla. Excluding production from Clermont which was divested during the year, thermal coal production increased by 15 per cent (2.5 million tonnes) in 2014 compared to 2013.

Semi-soft production was 17 per cent lower in 2014 compared to 2013, reflecting operational flexibility to adjust the production mix in the Hunter Valley and maximise margins.

Full year hard coking coal production was eight per cent lower than 2013. This was due to Hail Creek prioritising the production of thermal coal from a processing plant by-product stream to deliver increased margins in the current price environment, and Kestrel ramping up the new South longwall following the completion of mining at Kestrel North in the first quarter of 2014.

On 8 October 2014, Rio Tinto announced the completion of the sale of Rio Tinto Coal Mozambique.

Uranium

Rio Tinto share of production (000 lbs)

	Q4 2014	vs Q4 2013	vs Q3 2014	2014	vs 2013
Energy Resources of Australia	904	+19%	+6%	1,757	-61%
Rössing	618	-16%	+1%	2,333	-36%

At Energy Resources of Australia (ERA) processing operations were suspended until June 2014 following the failure of a leach tank in December 2013, which resulted in 61 per cent lower production during the year.

Production in 2014 at Rössing was 36 per cent lower than 2013, largely as a result of operational changes made in response to current market conditions.

2014 production versus guidance

Rio Tinto’s share of Australian thermal coal production came in at 19.1 million tonnes, six per cent higher than the 2014 guidance of 18.0 million tonnes (excluding production from the Clermont mine prior to divestment). Australian hard coking coal production was in line with the 7.0 million tonnes guidance given in the third quarter. Semi-soft production came in seven per cent ahead of 2014 guidance of 3.0 million tonnes.

Rio Tinto’s share of uranium production from Rössing and ERA in 2014 was five per cent below the lower end of the guidance range of 4.3 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q4 2014	vs Q4 2013	vs Q3 2014	2014	vs 2013
Diamonds (000 carats)
Argyle	1,813	-43%	-26%	9,188	-19%
Diavik	927	-25%	-8%	4,340	0%
Murowa	101	-4%	+12%	344	+7%

Minerals (000 tonnes)
Borates – B2O3 content	123	+1%	-3%	508	+3%
Titanium dioxide feedstock	316	-12%	-13%	1,443	-11%

Salt (000 tonnes)	1,852	-2%	+18%	6,793	+1%

Diamonds

At Argyle, carats recovered during the year were 19 per cent lower than in 2013, reflecting the move from open pit to underground mining and the processing of lower grades as underground production ramped up. In addition, a maintenance shutdown took place during the fourth quarter to implement some improved design modifications to both underground crushers.

Diavik’s production was in line with 2013, with improved mining rates and processing plant improvements offset by the impact of lower grades. Carats recovered in the fourth quarter were significantly lower than in the previous year as improved processing rates have now fully exhausted the stockpiled ore which was processed in prior quarters.

Carats recovered at Murowa were seven per cent higher than in 2013 due to increased ore processed.

Minerals

2014 borates production was three per cent higher than in 2013 in response to higher sales demand and the commissioning of the new modified direct dissolving of kernite (MDDK) process plant during the year.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide feedstock production was 11 per cent lower than in 2013 as production continued to be optimised to align with market demand.

Salt

Salt production was broadly in line with 2013.

2014 production versus guidance

Rio Tinto’s share of production of titanium dioxide feedstocks came in below 2014 guidance of 1.5 million tonnes as production was further optimised to align to market demand. Carats recovered were lower than the 15 million carats guidance given in the third quarter reflecting the maintenance shutdown at Argyle. Borates production came in just above 2014 guidance of 0.5 million tonnes of boric oxide equivalent.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2014 was $765 million compared with $948 million in 2013, building on the savings achieved in 2013 whilst progressing the highest priority projects.

In 2014, approximately 33 per cent of this expenditure was incurred by the Copper Group, five per cent by Iron Ore, 18 per cent by Energy, 15 per cent by Diamonds and Minerals, one per cent by Aluminium and the balance by central exploration.

There were no significant divestments of central exploration properties in 2014 or 2013.

Exploration highlights

Iron Ore

In the Pilbara region of Western Australia, the planned drilling programme was completed.  In Botswana, a drilling programme was also completed together with ground geophysical surveying.

Copper

In the United States, field mapping, sampling and drilling was completed across copper projects in Utah, Arizona and Montana.  In South America, field reconnaissance, geophysical surveying and drilling occurred across projects in Chile and Peru.  In Zambia, mapping continued and drilling was completed.  In Uzbekistan, drilling and geophysical surveying was completed. Regional reconnaissance mapping continued in Russia.  CRTX, the Chinalco Rio Tinto Exploration Joint Venture, completed geophysical surveys and drilling in China.

Nickel

In the United States and Canada, field mapping, geophysics and drilling continued targeting nickel sulphides.

Bauxite

In the Weipa orbit (Australia), drilling was completed across several areas.  In Brazil, field mapping continued and drilling was completed across several targets.  Interpretation of bulk sample results continues and auger sampling has recommenced in Laos.

Coal

In the Bowen Basin (Australia), field activities included mapping, ground geophysics and drilling were completed for the year.

Uranium

In the Athabasca Basin (Canada), interpretation and geological modelling of existing data continued.  In the United States, drilling was completed on several targets in Wyoming.

Diamonds

In India, drilling continued on a number of targets.  In Canada, data review and sampling of several targets was completed.

Heavy Mineral Sands

In Gabon, target generation activities were concluded for the year over heavy mineral sands target areas.

A summary of activity for the period is as follows:

Product Group	Greenfield programmes	Advanced projects	Evaluation projects
Aluminium	Australia, Brazil, Laos	Amargosa orbit, Brazil	South of Embley and Cape York, Australia; Amargosa, Brazil
Copper	Copper: Australia, US, Chile, Peru, Zambia, Russia, Kazakhstan, Uzbekistan, Mongolia, China Nickel: Canada	Nickel: Tamarack, US	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia
Diamonds & Minerals	Diamonds: India, Canada Heavy mineral sands: Gabon		Diamonds: Diavik, Canada; Bunder, India Lithium borates: Jadar, Serbia Heavy mineral sands: Zulti South, South Africa; Mutamba, Mozambique Iron Ore: Simandou, Guinea Potash: Canada
Energy	Uranium: Canada, US, Australia	Coal: Bowen Basin, Hunter Valley Australia	Coal: Mt Pleasant, Hail Creek, Australia Uranium: Ranger 3 Deeps, Australia: Roughrider, Canada
Iron Ore	Botswana	Pilbara, Australia	Pilbara, Australia

Mine-lease exploration continued at a number of Rio Tinto businesses including: Pilbara Iron, Rio Tinto Coal Australia, Richards Bay, Oyu Tolgoi, Weipa, Gove and Kennecott.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year		% Change
		2013 Q4	2014 Q3	2014 Q4	2013	2014	Q4 14 vs Q4 13	Q4 14 vs Q3 14	2014 vs 2013
Principal Commodities
Alumina	('000 t)	2,582	1,877	1,931	9,307	8,134	-25%	3%	-13%
Aluminium	('000 t)	853	848	842	3,383	3,361	-1%	-1%	-1%
Bauxite	('000 t)	11,432	10,889	10,794	43,204	41,871	-6%	-1%	-3%
Borates	('000 t)	121	127	123	495	508	1%	-3%	3%
Coal - hard coking	('000 t)	2,410	1,927	1,656	8,214	7,471	-31%	-14%	-9%
Coal - semi-soft coking	('000 t)	922	645	728	3,859	3,213	-21%	13%	-17%
Coal - thermal	('000 t)	5,624	5,496	4,773	22,975	21,886	-15%	-13%	-5%
Copper - mined	('000 t)	165.6	151.8	128.3	579.4	603.1	-23%	-15%	4%
Copper - refined	('000 t)	81.0	83.5	40.7	285.2	294.6	-50%	-51%	3%
Diamonds	('000 cts)	4,498	3,549	2,841	16,027	13,872	-37%	-20%	-13%
Iron ore	('000 t)	55,510	60,450	63,239	208,966	233,557	14%	5%	12%
Titanium dioxide feedstock	('000 t)	361	365	316	1,622	1,443	-12%	-13%	-11%
Uranium	('000 lbs)	1,493	1,467	1,523	8,105	4,089	2%	4%	-50%
Other Metals & Minerals
Gold - mined	('000 oz)	105.7	138.4	131.0	288.0	486.8	24%	-5%	69%
Gold - refined	('000 oz)	47.8	79.3	51.1	192.3	252.2	7%	-36%	31%
Molybdenum	('000 t)	1.8	5.6	2.6	5.7	11.5	39%	-54%	100%
Salt	('000 t)	1,886	1,567	1,852	6,728	6,793	-2%	18%	1%
Silver - mined	('000 oz)	1,337	1,390	740	4,250	4,699	-45%	-47%	11%
Silver - refined	('000 oz)	633	759	636	2,158	2,811	1%	-16%	30%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	378	360	352	358	373	1,439	1,444
Queensland Alumina	80%	722	697	668	741	748	2,707	2,854
São Luis (Alumar)	10%	91	88	87	94	95	343	364
Yarwun	100%	696	683	661	656	687	2,446	2,688
Jonquière (Vaudreuil) specialty alumina plant	100%	23	26	27	28	27	103	108
Rio Tinto Alcan total		1,909	1,856	1,795	1,877	1,931	7,037	7,458
Other Aluminium - Gove refinery (a)	100%	673	537	139	0	0	2,270	676
Rio Tinto total alumina production		2,582	2,392	1,934	1,877	1,931	9,307	8,134

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Australia - Bell Bay	100%	47	46	47	48	48	187	188
Australia - Boyne Island	59%	83	76	81	85	86	333	328
Australia - Tomago	52%	72	70	71	73	74	281	289
Cameroon - Alucam (Edéa) (b)	0%	11	11	11	11	10	35	43
Canada - seven wholly owned (c) (d)	100%	331	322	320	320	317	1,333	1,279
Canada - Alouette (Sept-Îles)	40%	59	58	58	58	59	233	233
Canada - Bécancour	25%	27	28	28	28	28	109	112
France - Dunquerque	100%	68	67	67	68	68	258	270
Iceland - ISAL (Reykjavik)	100%	49	50	52	51	52	197	206
New Zealand - Tiwai Point	79%	66	64	65	65	65	257	260
Norway - SØRAL (Husnes) (e)	0%	12	11	11	12	4	45	38
Oman - Sohar	20%	17	18	18	18	19	71	73
UK - Lochaber	100%	11	10	10	10	11	44	42
Rio Tinto total aluminium production		853	832	839	848	842	3,383	3,361

BAUXITE
Production ('000 tonnes) (f)
Rio Tinto Alcan
Gove	100%	2,271	1,804	1,426	1,725	1,574	8,029	6,528
Porto Trombetas	12%	525	438	470	501	556	1,887	1,965
Sangaredi	(g)	1,848	1,686	1,885	1,819	1,721	6,947	7,111
Weipa	100%	6,787	6,116	6,363	6,844	6,944	26,341	26,266
Rio Tinto total bauxite production		11,432	10,044	10,144	10,889	10,794	43,204	41,871

Rio Tinto share of production

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	121	126	133	127	123	495	508

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,536	1,190	1,338	1,277	1,520	5,608	5,324
Kestrel Coal	80%	726	625	490	497	119	2,043	1,730
Total Rio Tinto Coal Australia hard coking coal		2,262	1,814	1,828	1,773	1,639	7,651	7,054
Rio Tinto Coal Mozambique
Benga (h)	0%	148	59	187	153	17	564	416
Rio Tinto total hard coking coal production		2,410	1,874	2,015	1,927	1,656	8,214	7,471

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	527	431	385	292	440	2,107	1,548
Mount Thorley	64%	305	355	365	317	213	1,182	1,250
Warkworth	44%	90	151	153	36	76	569	415
Rio Tinto total semi-soft coking coal production		922	936	903	645	728	3,859	3,213

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	638	758	654	667	660	2,634	2,739
Clermont (i)	0%	1,496	1,286	1,135	-	-	5,903	2,421
Hail Creek Coal (j)	82%	136	320	344	702	524	157	1,890
Hunter Valley	80%	2,026	2,350	2,183	2,732	2,275	8,802	9,539
Kestrel Coal	80%	60	70	87	45	249	371	451
Mount Thorley	64%	350	382	425	499	128	1,508	1,434
Warkworth	44%	791	641	753	711	923	3,110	3,027
Total Rio Tinto Coal Australia thermal coal		5,497	5,806	5,581	5,355	4,759	22,485	21,501
Rio Tinto Coal Mozambique
Benga (h)	0%	127	54	176	141	15	490	385
Rio Tinto total thermal coal production		5,624	5,860	5,758	5,496	4,773	22,975	21,886

Rio Tinto share of production

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

COPPER
Mine production ('000 tonnes) (f)
Bingham Canyon	100%	64.5	69.2	61.9	52.8	20.5	211.0	204.3
Escondida	30%	83.8	78.8	89.4	84.2	88.9	336.5	341.3
Grasberg - Joint Venture (k)	40%	6.3	1.7	1.5	2.5	2.1	6.3	7.7
Oyu Tolgoi (l)	34%	11.0	8.5	12.1	12.3	16.9	25.7	49.8
Rio Tinto total mine production		165.6	158.2	164.8	151.8	128.3	579.4	603.1
Refined production ('000 tonnes)
Escondida	30%	23.2	22.7	24.5	20.8	22.5	91.6	90.5
Kennecott Utah Copper	100%	57.7	53.1	70.1	62.7	18.3	193.6	204.1
Rio Tinto total refined production		81.0	75.8	94.6	83.5	40.7	285.2	294.6

DIAMONDS
Production ('000 carats)
Argyle	100%	3,153	2,461	2,459	2,455	1,813	11,359	9,188
Diavik	60%	1,240	1,119	1,290	1,004	927	4,346	4,340
Murowa	78%	105	69	83	90	101	322	344
Rio Tinto total diamond production		4,498	3,650	3,832	3,549	2,841	16,027	13,872

GOLD
Mine production ('000 ounces) (f)
Barneys Canyon	100%	0.0	0.0	0.4	0.0	0.0	0.4	0.4
Bingham Canyon	100%	73.8	63.3	76.6	86.7	33.2	206.7	259.8
Escondida	30%	7.3	8.6	8.0	6.6	3.8	28.3	27.0
Grasberg - Joint Venture (k)	40%	0.0	0.4	0.3	0.8	0.7	0.0	2.3
Oyu Tolgoi (l)	34%	24.7	22.0	37.9	44.2	93.2	52.6	197.3
Rio Tinto total mine production		105.7	94.2	123.2	138.4	131.0	288.0	486.8
Refined production ('000 ounces)
Kennecott Utah Copper	100%	47.8	62.0	59.8	79.3	51.1	192.3	252.2

Rio Tinto share of production

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

IRON ORE
Production ('000 tonnes) (f)
Hamersley mines	(m)	38,381	36,345	39,742	41,837	45,239	143,347	163,163
Hamersley - Channar	60%	1,615	1,642	1,642	1,763	1,501	6,628	6,548
Hope Downs	50%	4,556	4,779	5,094	5,646	5,839	16,894	21,358
Iron Ore Company of Canada	59%	2,321	1,764	2,365	2,299	2,247	9,024	8,676
Robe River - Pannawonica (Mesas J and A)	53%	4,591	4,329	4,530	4,846	4,599	17,654	18,304
Robe River - West Angelas	53%	4,046	3,479	4,158	4,058	3,815	15,419	15,510
Rio Tinto iron ore production ('000 tonnes)		55,510	52,339	57,530	60,450	63,239	208,966	233,557
Breakdown of Production:
Pilbara Blend Lump		13,665	13,251	14,541	14,986	16,103	52,148	58,881
Pilbara Blend Fines		20,480	19,615	22,669	24,721	25,185	76,470	92,191
Robe Valley Lump		1,631	1,413	1,518	1,617	1,591	5,928	6,138
Robe Valley Fines		2,960	2,916	3,012	3,229	3,008	11,726	12,165
Yandicoogina Fines (HIY)		14,453	13,379	13,425	13,597	15,105	53,670	55,507
IOC Concentrate		1,057	629	1,130	936	845	3,988	3,539
IOC Pellets		1,264	1,136	1,235	1,364	1,402	5,036	5,137
Breakdown of Sales:
Pilbara Blend Lump		12,471	11,636	12,066	13,730	13,778	43,748	51,210
Pilbara Blend Fines		22,648	21,925	26,596	26,496	30,627	78,124	105,643
Robe Valley Lump		1,641	1,200	1,465	1,405	1,435	5,242	5,505
Robe Valley Fines		4,024	2,878	3,311	3,246	3,453	12,811	12,888
Yandicoogina Fines (HIY)		14,504	13,732	13,712	14,198	14,628	53,969	56,270
IOC Concentrate		899	372	1,118	1,343	732	3,638	3,565
IOC Pellets		1,212	1,102	1,134	1,172	1,410	5,040	4,818
Rio Tinto iron ore sales ('000 tonnes)		57,398	52,844	59,402	61,590	66,063	202,572	239,900

Rio Tinto share of production

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

MOLYBDENUM
Mine production ('000 tonnes) (f)
Bingham Canyon	100%	1.8	0.9	2.5	5.6	2.6	5.7	11.5

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,886	1,586	1,788	1,567	1,852	6,728	6,793

SILVER
Mine production ('000 ounces) (f)
Bingham Canyon	100%	930	744	864	970	356	2,876	2,935
Escondida	30%	337	398	432	348	288	1,210	1,465
Grasberg - Joint Venture (k)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (l)	34%	70	54	77	72	96	164	299
Rio Tinto total mine production		1,337	1,197	1,372	1,390	740	4,250	4,699
Refined production ('000 ounces)
Kennecott Utah Copper	100%	633	598	818	759	636	2,158	2,811

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (n)	100%	361	389	372	365	316	1,622	1,443

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (o)	68%	758	0	0	853	904	4,462	1,757
Rössing	69%	735	644	455	615	618	3,643	2,333
Rio Tinto total uranium production		1,493	644	455	1,467	1,523	8,105	4,089

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.
Production data notes:
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
(b) Rio Tinto sold its 46.7% interest in the Alucam (Edéa) smelter with an effective date of 31 December 2014. Production data are shown up to that date.
(c) The Shawinigan smelter ceased production on 29 November 2013.
(d) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.
(e) Rio Tinto sold its 50% interest in the SØRAL (Husnes) smelter with an effective date of 31 October 2014. Production data are shown up to that date.

(f) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(g) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
(h) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014. Production data are shown up to that date.

(i) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production data are shown up to that date.
(j) Hail Creek commenced production of thermal coal from a processing plant by-product stream following completion of a successful trial in the third quarter of 2013.

(k) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(l) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd. Production included in the table is from 1 May 2013.

(m) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(n) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).
(o) ERA production reported is 'drummed' U3O8.

The Rio Tinto percentage shown above is at 31 December 2014.

Rio Tinto's interest in the Northparkes and Palabora mines and the Saint-Jean-de-Maurienne and Sebree smelters were sold in 2013.  No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

ALUMINIUM
Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	2,271	1,804	1,426	1,725	1,574	8,029	6,528
Weipa mine - Queensland	100.0%	6,787	6,116	6,363	6,844	6,944	26,341	26,266
Brazil
Porto Trombetas (MRN) mine	12.0%	4,376	3,649	3,918	4,177	4,633	15,729	16,376
Guinea
Sangaredi mine (a)	23.0%	4,107	3,747	4,189	4,043	3,823	15,437	15,803

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		11,268	9,829	10,065	10,671	10,851	42,962	41,417
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	903	872	835	926	935	3,384	3,568
Yarwun refinery - Queensland	100.0%	696	683	661	656	687	2,446	2,688
Brazil
São Luis (Alumar) refinery	10.0%	908	882	865	938	953	3,425	3,639
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	378	360	352	358	373	1,439	1,444
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data
	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	23	26	27	28	27	103	108
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	47	46	47	48	48	187	188
Boyne Island smelter - Queensland	59.4%	139	129	136	143	145	561	553
Tomago smelter - New South Wales	51.6%	139	136	139	142	144	545	561
Cameroon
Alucam (Edéa) smelter (a)	0.0%	24	24	23	24	22	75	93
Canada
Alma smelter - Quebec	100.0%	113	112	111	116	116	440	455
Alouette (Sept-Îles) smelter - Quebec	40.0%	147	144	145	146	147	582	583
Arvida smelter - Quebec	100.0%	43	42	43	44	44	175	173
Arvida AP60 smelter - Quebec (b)	100.0%	9	14	15	15	15	9	59
Bécancour smelter - Quebec	25.1%	109	111	111	110	114	435	446
Grande-Baie smelter - Quebec	100.0%	56	56	55	55	55	224	222
Kitimat smelter - British Columbia	100.0%	40	38	35	28	24	172	125
Laterrière smelter - Quebec	100.0%	61	60	61	62	62	239	244
Shawinigan smelter - Quebec (c)	100.0%	7	-	-	-	-	74	-
France
Dunkerque smelter	100.0%	68	67	67	68	68	258	270
Saint-Jean-de-Maurienne smelter (d)	0.0%	16	-	-	-	-	85	-
Iceland
ISAL (Reykjavik) smelter	100.0%	49	50	52	51	52	197	206
New Zealand
Tiwai Point smelter	79.4%	83	81	82	82	82	324	327
Norway
SØRAL (Husnes) smelter (e)	0.0%	23	23	23	23	8	89	76
Oman
Sohar smelter	20.0%	85	88	91	92	93	354	364
United Kingdom
Lochaber smelter	100.0%	11	10	10	10	11	44	42

(a) Rio Tinto sold its 46.7% interest in the Alucam (Edéa) smelter with an effective date of 31 December 2014. Production data are shown up to that date.

(b) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.

(c) The Shawinigan smelter ceased production on 29 November 2013.

(d) Rio Tinto sold its 100% interest in the Saint-Jean-de-Maurienne smelter with an effective date of 16 December 2013. Production data are shown up to that date.

(e) Rio Tinto sold its 50% interest in the SØRAL (Husnes) smelter with an effective date of 31 October 2014. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

ALUMINIUM (continued)
Other Aluminium - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	673	537	139	0	0	2,270	676
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
USA
Sebree smelter - Kentucky (b)	0.0%	-	-	-	-	-	87	-

(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
(b) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a)		121	126	133	127	123	495	508
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		1,992	2,369	2,045	2,083	2,061	8,232	8,558
Clermont Coal mine (a)	0.0%
Queensland
Thermal coal ('000 tonnes)		2,986	2,567	2,265	-	-	11,782	4,832
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,873	1,451	1,631	1,557	1,853	6,839	6,492
Thermal coal ('000 tonnes) (b)		166	390	420	856	639	191	2,304
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		659	539	481	365	550	2,634	1,935
Thermal coal ('000 tonnes)		2,533	2,937	2,728	3,415	2,844	11,002	11,924
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		908	781	613	621	149	2,553	2,163
Thermal coal ('000 tonnes)		75	88	109	56	311	463	564
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		477	554	570	496	333	1,846	1,952
Thermal coal ('000 tonnes)		547	596	665	780	200	2,357	2,241
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		202	339	345	80	170	1,281	933
Thermal coal ('000 tonnes)		1,779	1,439	1,692	1,598	2,073	6,995	6,803
Total hard coking coal production ('000 tonnes)		2,780	2,232	2,244	2,178	2,002	9,392	8,655
Total semi-soft coking coal production ('000 tonnes)		1,338	1,431	1,395	942	1,052	5,761	4,821
Total thermal coal production ('000 tonnes)		10,078	10,387	9,924	8,787	8,129	41,023	37,227
Total coal production ('000 tonnes)		14,196	14,050	13,563	11,906	11,183	56,176	50,703

Total coal sales ('000 tonnes)		15,027	14,014	13,569	11,409	12,395	55,823	51,386
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		2,289	1,990	2,152	1,563	1,978	7,445	7,683
Share of semi-soft coal sales ('000 tonnes) (d)		1,048	820	803	790	812	3,950	3,225
Share of thermal coal sales ('000 tonnes) (d)		5,750	5,827	5,447	4,972	5,183	22,316	21,429

(a) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production data are shown up to that date.

(b) Hail Creek commenced production of thermal coal from a processing plant by-product stream following completion of a successful trial in the third quarter of 2013.

(c) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.

(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	0.0%
Hard coking coal production ('000 tonnes)		228	91	288	236	26	867	641
Thermal coal production ('000 tonnes)		196	82	271	216	23	754	593
(a) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		19,584	21,051	21,438	20,652	18,354	76,119	81,494
Average copper grade (%)		1.30	1.12	1.33	1.20	1.45	1.38	1.27
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		214.4	195.5	235.6	205.5	215.7	886.2	852.4
Contained gold ('000 ounces)		24	29	27	22	13	94	90
Contained silver ('000 ounces)		1,124	1,326	1,439	1,159	958	4,032	4,883
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		64.9	67.1	62.3	75.3	80.5	235.3	285.2
Refined production from leach plants:
Copper cathode production ('000 tonnes)		77.5	75.8	81.5	69.3	75.0	305.3	301.5
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		18,837	10,617	9,368	12,488	16,892	65,418	49,365
Average mill head grades:
Copper (%)		0.87	0.73	0.73	0.88	0.78	0.76	0.78
Gold (g/t)		0.99	0.79	0.65	1.28	0.87	0.69	0.91
Silver (g/t)		3.72	3.34	3.08	3.90	2.14	2.99	3.02
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		148.9	67.5	58.7	97.7	114.7	436.3	338.7
Gold in concentrates ('000 ounces)		517	215	147	439	374	1,177	1,175
Silver in concentrates ('000 ounces)		1,479	558	499	913	672	3,868	2,642
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		138.3	50.6	54.3	120.0	113.3	407.3	338.2
Gold in concentrates ('000 ounces)		475	163	136	505	372	1,096	1,176
Silver in concentrates ('000 ounces)		1,090	334	367	889	543	2,866	2,133

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2014 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 4Q 2014 until the release of its 2014 fourth-quarter results on 27 January 2015.

(b) Rio Tinto share of Grasberg production is 40% of the expansion.

(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.0	0.4	0.0	0.0	0.4	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		13,088	11,916	10,480	12,184	6,404	43,606	40,984
Average ore grade:
Copper (%)		0.56	0.65	0.65	0.49	0.37	0.55	0.56
Gold (g/t)		0.28	0.25	0.33	0.33	0.26	0.21	0.30
Silver (g/t)		3.12	2.62	3.26	3.01	2.22	3.01	2.83
Molybdenum (%)		0.032	0.029	0.044	0.069	0.060	0.031	0.050
Copper concentrates produced ('000 tonnes)		257	299	225	193	82	885	799
Average concentrate grade (% Cu)		25.1	23.1	27.5	27.2	24.8	23.8	25.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		64.5	69.2	61.9	52.8	20.5	211.0	204.3
Gold ('000 ounces)		74	63	77	87	33	207	260
Silver ('000 ounces)		930	744	864	970	356	2,876	2,935
Molybdenum concentrates produced ('000 tonnes):		3.5	1.9	4.6	10.5	4.9	11.1	21.9
Molybdenum in concentrates ('000 tonnes)		1.8	0.9	2.5	5.6	2.6	5.7	11.5
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		266	273	309	205	122	890	908
Copper anodes produced ('000 tonnes) (a)		56.9	57.4	71.7	50.2	24.9	192.0	204.2
Production of refined metal:
Copper ('000 tonnes)		57.7	53.1	70.1	62.7	18.3	193.6	204.1
Gold ('000 ounces) (b)		47.8	62.0	59.8	79.3	51.1	192.3	252.2
Silver ('000 ounces) (b)		633	598	818	759	636	2,158	2,811
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

COPPER & GOLD (continued)
Northparkes Joint Venture (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		989	-	-	-	-	5,478	-
Average ore grade:
Copper (%)		1.03	-	-	-	-	1.04	-
Gold (g/t)		0.44	-	-	-	-	0.47	-
Copper concentrates produced ('000 tonnes)		27.1	-	-	-	-	153.6	-
Contained copper in concentrates:
Saleable production ('000 tonnes)		9.0	-	-	-	-	50.6	-
Sales ('000 tonnes) (b)		11.6	-	-	-	-	42.5	-
Contained gold in concentrates:
Saleable production ('000 ounces)		10.1	-	-	-	-	61.6	-
Sales ('000 ounces) (b)		14.1	-	-	-	-	53.4	-
(a) Rio Tinto sold its 80% interest in Northparkes with an effective date of 1 December 2013. Production data are shown up to that date. (b) Rio Tinto's 80% share of material from the Joint Venture.
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		7,835	5,560	7,778	7,029	7,505	20,317	27,872
Average mill head grades:
Copper (%)		0.49	0.52	0.53	0.59	0.74	0.47	0.60
Gold (g/t)		0.41	0.49	0.60	0.80	1.46	0.36	0.86
Silver (g/t)		1.44	1.52	1.57	1.64	1.65	1.39	1.60
Copper concentrates produced ('000 tonnes)		129.5	102.9	140.0	134.1	186.7	290.0	563.6
Average concentrate grade (% Cu)		25.4	24.6	25.8	27.3	26.9	26.4	26.3
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		32.9	25.3	36.2	36.6	50.3	76.7	148.4
Gold in concentrates ('000 ounces)		73.7	65.6	113.0	132.0	278.2	157.0	588.7
Silver in concentrates ('000 ounces)		208	163	229	216	286	489	893
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		6.1	13.1	51.6	53.6	67.6	6.1	185.8
Gold in concentrates ('000 ounces)		10	28	126	144	263	10	561
Silver in concentrates ('000 ounces)		36	78	309	323	383	36	1,093
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

COPPER & GOLD (continued)
Palabora (a)	0.0%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		-	-	-	-	-	4,360	-
Average ore grade: copper (%)		-	-	-	-	-	0.57	-
Copper concentrates produced ('000 tonnes)		-	-	-	-	-	83.2	-
Average concentrate grade: copper (%)		-	-	-	-	-	26.7	-
Copper in concentrates ('000 tonnes)		-	-	-	-	-	22.2	-
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		-	-	-	-	-	111.3	-
New copper anodes produced ('000 tonnes)		-	-	-	-	-	27.3	-
Refined new copper produced ('000 tonnes)		-	-	-	-	-	25.8	-
Gold in Anode Slimes ('000 tonnes)		-	-	-	-	-	5.5	-
By-products:
Magnetite concentrate ('000 tonnes)		-	-	-	-	-	2,628	-
Nickel contained in products (tonnes)		-	-	-	-	-	17	-
Vermiculite plant
Vermiculite produced ('000 tonnes)		-	-	-	-	-	73	-
(a) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

DIAMONDS
Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,728	724	712	876	688	7,278	2,999
AK1 diamonds produced ('000 carats)		3,153	2,461	2,459	2,455	1,813	11,359	9,188
(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		539	587	617	560	512	2,116	2,277
Diamonds recovered ('000 carats)		2,066	1,865	2,150	1,673	1,545	7,243	7,233
Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		144	142	135	153	160	564	590
Diamonds recovered ('000 carats)		135	89	107	116	130	414	442
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	38,381	36,345	39,742	41,837	45,239	143,347	163,163
Hamersley - Channar	60.0%	2,692	2,737	2,737	2,938	2,502	11,047	10,913
Hope Downs	50.0%	9,112	9,559	10,187	11,292	11,677	33,788	42,715
Robe River - Pannawonica (Mesas J and A)	53.0%	8,661	8,168	8,547	9,144	8,677	33,308	34,535
Robe River - West Angelas	53.0%	7,635	6,564	7,845	7,657	7,198	29,093	29,264
Total production ('000 tonnes)		66,481	63,373	69,057	72,868	75,292	250,583	280,590
Breakdown of total production:
Pilbara Blend Lump		17,374	17,031	18,688	19,416	20,298	65,959	75,433
Pilbara Blend Fines		25,993	24,795	28,397	30,711	31,213	97,646	115,115
Robe Valley Lump		3,076	2,666	2,863	3,051	3,002	11,184	11,582
Robe Valley Fines		5,585	5,502	5,684	6,093	5,675	22,124	22,953
Yandicoogina Fines (HIY)		14,453	13,379	13,425	13,597	15,105	53,670	55,507
Breakdown of total sales:
Pilbara Blend Lump		15,628	14,971	16,246	17,378	17,295	55,864	65,889
Pilbara Blend Fines		28,999	27,821	32,871	33,380	37,370	101,366	131,441
Robe Valley Lump		3,096	2,264	2,764	2,651	2,708	9,891	10,387
Robe Valley Fines		6,592	5,431	6,247	6,124	6,514	23,172	24,317
Yandicoogina Fines (HIY)		14,504	13,732	13,712	14,198	14,628	53,969	56,270
Total sales ('000 tonnes) (b)		68,819	64,219	71,841	73,731	78,515	244,262	288,305

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,801	1,071	1,924	1,593	1,439	6,792	6,026
Pellets ('000 tonnes)		2,152	1,934	2,104	2,322	2,388	8,576	8,748
Sales:
Concentrates ('000 tonnes)		1,530	633	1,904	2,288	1,246	6,195	6,071
Pellets ('000 tonnes)		2,064	1,876	1,931	1,996	2,402	8,583	8,204
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		70,434	66,377	73,085	76,784	79,119	265,951	295,365
Iron Ore Sales ('000 tonnes)		72,414	66,728	75,675	78,014	82,163	259,041	302,580
Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2013	Full Year 2014

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,759	2,320	2,616	2,293	2,709	9,841	9,938

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide feedstock ('000 tonnes)		361	389	372	365	316	1,622	1,443
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,108	0	0	1,247	1,322	6,525	2,569
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,072	939	664	896	902	5,312	3,401

Rio Tinto percentage interest shown above is at 31 December 2014. The data represent full production and sales on a 100% basis unless otherwise stated.